 Exhibit 99.1

Mountain Province Diamonds Announces Results of Annual General & Special Meeting of Shareholders

Shares Issued and Outstanding: 159,778,833
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, June 22, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce that the nominees listed in the management proxy circular for the 2016 Annual General & Special Meeting of Shareholders ("Annual Meeting") were elected as directors of the Company.  Detailed results of the vote for the election of directors held at the Annual Meeting in Vancouver on June 21, 2016 are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Comerford	86,138,778	91.47	8,031,212	8.53
Patrick Evans	90,131,649	95.71	4,038,341	4.29
Bruce Dresner	83,583,093	88.76	10,586,897	11.24
Peeyush Varshney	62,832,934	66.72	31,337,056	33.28
Carl Verley	79,247,060	84.15	14,922,930	15.85
David Whittle	85,790,777	91.10	8,379,213	8.90

At the Annual Meeting, KPMG LLP were re-appointed as auditor of the Company at remuneration to be fixed by the directors.  The Company's Long Term Equity Incentive Plan was approved by a majority of shareholders.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to be amongst the highest margin diamond mines due to the high grade and open-pit nature of the operation.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation.  Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives.  Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:45e 22-JUN-16